UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAGGED PEAK ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

47009K107

(CUSIP Number)

Colin W. Roberts

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701

(737) 704-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer and Sean Wheeler

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

January 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47009K107

1.	NAME OF REPORTING PERSON Parsley Energy, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on October 23, 2019 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (“Jagged Peak Common Stock”), of Jagged Peak Energy Inc., a Delaware corporation (“Jagged Peak”). The principal executive offices of Jagged Peak are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment constitutes an exit filing of Parsley Energy, Inc. (“Parsley” or the “Reporting Person”) in respect of Jagged Peak Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following information:

Annex A to the Original Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated by reference herein. During the last five years, neither the Reporting Person, nor, to the Reporting Person’s knowledge, any of the persons listed on Annex A to this Amendment, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On January 10, 2020, the transactions contemplated by the Merger Agreement were consummated, including the Integrated Mergers. Pursuant to the Integrated Mergers, (i) Merger Sub merged with and into Jagged Peak, with Jagged Peak continuing as a wholly-owned subsidiary of Parsley, and (ii) immediately subsequent thereto, Jagged Peak merged with and into Jackal Merger Sub A, LLC, with Jackal Merger Sub A, LLC continuing as a wholly owned subsidiary of Parsley and Jagged Peak ceasing its existence as a separate entity. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of Jagged Peak Common Stock was converted into the right to receive 0.447 shares of Parsley Class A Common Stock. Upon the Effective Time, the Voting and Support Agreement and the associated proxy granted thereunder were terminated in accordance with the terms of the Voting and Support Agreement.

As a result of the foregoing and as of the Effective Time, (i) Parsley no longer beneficially owns any shares of Jagged Peak Common Stock, (ii) Jagged Peak Common Stock ceased to be traded on the New York Stock Exchange, (iii) the registration of Jagged Peak Common Stock will be terminated pursuant to Sections 12(b) and 12(g) of the Exchange Act, and (iv) Jagged Peak will no be longer required to file periodic reports with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) To the extent the terms of the Voting and Support Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Jagged Peak Common Stock, the Reporting Person will, as a result of the consummation of the Integrated Mergers and the termination of the Voting and Support Agreement, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of Jagged Peak Common Stock.

(c) Except as set forth in this Amendment with reference to the Merger Agreement and the Voting and Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Jagged Peak Common Stock during the past 60 days.

(d) Not applicable.

(e) As of January 10, 2020 and as a result of the consummation of the Integrated Mergers and the termination of the Voting and Support Agreement (and associated proxy granted thereunder), to the extent the terms of the Voting and Support Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of Jagged Peak Common Stock, the Reporting Person no longer beneficially owns any shares of Jagged Peak Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

A.

Agreement and Plan of Merger, dated as of October 14, 2019, by and among Parsley Energy, Inc., Jackal Merger Sub, Inc. and Jagged Peak Energy Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 15, 2019).

B.

Voting and Support Agreement, dated as of October 14, 2019, by and among Parsley Energy, Inc., Jackal Merger Sub, Inc., Q-Jagged Peak Energy Investment Partners, LLC and Jagged Peak Energy Inc. (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-36463) filed with the SEC on October 15, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2020

PARSLEY ENERGY, INC.

By:	/s/ Colin W. Roberts
Name:	Colin W. Roberts
Title:	Executive Vice President—General Counsel

Annex A

DIRECTORS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each director of the Reporting Person are set forth below. The business address of each person listed below is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

Name	Title	Principal Occupation and Employer	Citizenship
Bryan Sheffield	Executive Chairman and Chairman of the Board of Parsley Energy, Inc.	Not applicable.	United States

Matt Gallagher	President and Chief Executive Officer and Director of Parsley Energy, Inc.	Not applicable.	United States

A.R. Alameddine	Director of Parsley Energy, Inc.	Not applicable.
Ronald Brokmeyer	Director of Parsley Energy, Inc.	Not applicable.	United States
William L. Browning	Director of Parsley Energy, Inc.	Not applicable.	United States
Dr. Hemang Desai	Director of Parsley Energy, Inc.	Accounting Department Chair and Robert B. Cullum Professor of Accounting, Southern Methodist University	United States

Karen Hughes	Director of Parsley Energy, Inc.	Worldwide Vice Chair, Burson, Cohn & Wolfe	United States
James J. Kleckner	Director of Parsley Energy, Inc.	Not applicable.	United States

David H. Smith	Director of Parsley Energy, Inc.	Vice-President, Davis, Gerald & Cremer, P.C.	United States
S. Wil VanLoh, Jr.	Director of Parsley Energy, Inc.	Founder and Chief Executive Officer of Quantum Energy Partners.	United States

Jerry Windlinger	Director of Parsley Energy, Inc.	Not applicable.	United States

EXECUTIVE OFFICERS OF REPORTING PERSON

The name, principal occupation or employment and citizenship of each executive officer of the Reporting Person are set forth below. The business address of each person listed below is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

Name	Title / Principal Occupation and Employer	Citizenship
Bryan Sheffield	Executive Chairman and Chairman of the Board of Parsley Energy, Inc.	United States

Matt Gallagher	President and Chief Executive Officer and Director of Parsley Energy, Inc.	United States

Ryan Dalton	Executive Vice President—Chief Financial Officer of Parsley Energy, Inc.	United States

David Dell’Osso	Executive Vice President—Chief Operating Officer of Parsley Energy, Inc.	United States

Colin Roberts	Executive Vice President—General Counsel and Secretary of Parsley Energy, Inc.	United States

Stephanie Reed	Senior Vice President—Corporate Development, Land, and Midstream of Parsley Energy, Inc.	United States